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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

FURTHER ANNOUNCEMENT

Reference is made to the announcement of Semiconductor Manufacturing International Corporation dated 5 February, 2009 in relation to the appointment of Mr. Edward S Yang (the “Announcement”). Capitalized terms used in this announcement shall have the same meanings as those defined in the Announcement unless otherwise stated.

The Company wishes to advise that Mr. Edward S Yang served as an independent non-executive director of Fulbond Holdings Limited (Stock Code: 1041), the shares of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited, from 30 March, 2001 to 3 January, 2007.

As at the date of this announcement, the directors of the Company are Yang Yuan Wang as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Zhou Jie (and Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Director of the Company; and Tsuyoshi Kawanishi, Lip-Bu Tan, Jiang Shang Zhou and Edward S Yang as Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer

Shanghai, PRC
10 February, 2009